Exhibit 99.1

Organigram Launches Trailblazer Kushmas Stix and Edison Bytes Gingerbread Truffles -- Two New Limited-Edition Holiday Offerings

Trailblazer Kushmas Stix offer pine, sweetness and spice in giftable holiday 0.5g pre-roll

Edison Bytes Gingerbread Truffles mix delicate spice with milk chocolate in shareable holiday treat

MONCTON, New Brunswick--(BUSINESS WIRE)--November 9, 2020--As winter and the holidays draw nearer, Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of the Company’s limited-edition spirit-of-the-season offerings, Trailblazer Kushmas Stix and Edison Bytes Gingerbread Truffles.

Both Trailblazer Kushmas Stix and the Edison Bytes Gingerbread Truffles are expected to be available in retail stores of select provinces within the week in time for holiday gift giving.

“The holidays offer our Organigram team an opportunity to showcase the creativity and commitment to exceptional customer experiences that drive our product development,” says Greg Engel, CEO, Organigram. “We are proud to offer high-quality products and trusted brands, in thoughtfully ‘giftable’ formats and price points, that can be shared as part of seasonal celebrations.”

New Trailblazer Kushmas Stix

Organigram’s Trailblazer Kushmas Stix feature a blend of Mendocino Purple Kush, Blueberry Kush, and Critical Kush cultivars selected to evoke holiday-time rituals such as winter walks and warm mulled cider.

Available in an affordable 0.5 g pre-roll and packing a festive punch of pine, sweetness and spice, Kushmas Stix are designed to function as an easy-to-give stocking stuffer for adults.

New Edison Bytes Gingerbread Truffles

Edison’s expert team of chocolatiers are proud to offer Canadian cannabis consumers and holiday shoppers delicately spicy gingerbread flavours mingled with Edison Bytes’ signature rich milk chocolate – a holiday treat to indulge in and share.

The gingerbread-flavoured truffles are available in a two-per-pack format, with each truffle containing 5 mg THC for a total of 10 mg total in the box.

In addition to this limited time offering, Edison Bytes truffles are available in both milk and dark chocolate formulations. These products are available as single chocolates containing 10 mg of THC each or sets of two truffles containing 5 mg each.

The Company’s chocolate portfolio also features Trailblazer Snax, a premium-quality, value-priced, cannabis-infused chocolate bar. Available in both mint and mocha flavours, the 42g bar contains 10 mg of THC.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca